Costa Rica Paradise Inc.
#6 Harbor Town
Laguna Vista, Texas 78578

April 6, 2009

U.S. Securities and Exchange Commission
Office of Small Business
100 F Street NE
Washington, D.C. 20549

RE:       Costa Rica Paradise Inc.
              File No. 333-157066

Dear Sir/Madam:

Request is hereby made for the acceleration of the effectiveness date of our Registration Statement on Form S-1, File No. 333-157066 to 10:00 A.M. EST on April 9, 2009, or as soon as practicable thereafter.

The Company acknowledges that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company many not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Costa Rica Paradise Inc.

By:       RHONDA ESPARZA
             Rhonda Esparza
            Chief Executive Officer